SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: November 26, 2024

List of Materials

Documents attached hereto:

Press release: Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock, and the Cancellation of Treasury Stock

November 26, 2024

Sony Group Corporation

Notice Regarding the Status and Conclusion of Repurchase of Shares of Common Stock,

and the Cancellation of Treasury Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to

Article 459, Paragraph 1 of the Companies Act, and

Cancellation of Treasury Stock Pursuant to the Provision of

Article 178 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on May 14, 2024, as follows.

This concludes Sony’s repurchase of shares of its own common stock approved at the meeting of its Board of Directors held on May 14, 2024.

In addition, pursuant to the decision by Sony’s Representative Corporate Executive Officer delegated by the Board of Directors, Sony has decided to cancel treasury stock as follows.

1. Status of repurchase of shares

(1) Class of shares repurchased:	Common stock of Sony
(2) Total number of shares repurchased:	4,530,900 shares
(3) Total purchase price for repurchased shares:	12,928,898,371 yen
(4) Period of repurchase:	November 1, 2024 to November 25, 2024
(5) Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

2. Cancellation of treasury stock

(1) Class of shares to be cancelled:	Common stock of Sony
(2) Total number of shares to be cancelled:	93,287,300 shares
(1.5% of total number of shares issued and outstanding as of October 31, 2024)
(3) Planned cancellation date	December 3, 2024

Sony generally plans to maintain its level of treasury stock under an upper limit of approximately 3% of the total number of shares of its common stock issued and outstanding by cancelling treasury stock in excess of that percentage.

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(For reference)

1.	Details of resolution approved at the Board of Directors meeting held on May 14, 2024

(1)	Class of shares to be repurchased	Common stock of Sony
(2)	Total number of shares to be repurchased*	30 million shares (maximum) (2.46% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	250 billion yen (maximum)
(4)	Period of repurchase	May 15, 2024 to May 14, 2025
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

* As described in the “Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation” released on May 14, 2024, Sony conducted a stock split with an effective date of October 1, 2024. The total number of shares for repurchase shown in (2) above after the effective date of the stock split (October 1, 2024) has been changed from 30 million shares (maximum) to 150 million shares (maximum).

2.	Total number and purchase price of shares repurchased pursuant to the above-mentioned resolution of its Board of Directors (as of November 25, 2024)

(1)	Total number of shares repurchased*	93,287,300 shares
(2)	Total purchase price for repurchased shares	249,999,954,148 yen

* The total number of shares repurchased shown in (1) above indicates the number of shares after the stock split including shares repurchased prior to the effective date of the stock split (October 1, 2024).

End of document

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